Exhibit 99.1

ImmunoPrecise Launches TATX-112 Candidate Antibody Program, for the Treatment of Cancer and Alzheimer’s Disease

Potential to Treat Parkinson’s and Other Neurodegenerative Diseases

VICTORIA, British Columbia--(BUSINESS WIRE)--April 8, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA) a leader in full-service, therapeutic antibody discovery and development, today announced that its subsidiary Talem Therapeutics LLC (“Talem”) has advanced development of a candidate panel of vetted, novel, therapeutic antibodies, collectively referred to as TATX-112, against an undisclosed target, into formal lead candidate characterization.

It is well documented that certain genes, when mutated and expressed in different tissues and organs, may play a role in more than one disease.

Oncology

The target is a protein receptor that is overexpressed in a variety of types of deadly cancers. In solid tumors, stimulation of the target by its ligand is described to result in activation of intracellular signaling pathways that promote cancer cell growth, survival, invasiveness, metastatic behavior, and suppress chemotherapeutic sensitivity of the tumor cells. Therefore, interference with the target signaling is anticipated to be an attractive approach to induce tumor suppression, or halting tumor cell growth. As current therapies focusing on inhibiting intracellular target signaling consist primarily of non-target selective small molecule inhibitors, they may be high risk for unintentionally causing undesirable side-effects to the patient by functionally blocking related receptor proteins, which are more widely expressed in the human body, in parallel. In contrast, Talem has developed the TATX-112 antibodies with the goal of specifically blocking the interaction between the target and its ligand, e.g. functionally interfering with the target’s biology, which is expected to significantly improve specificity of such tumor therapy due to its relatively higher expression levels in tumors compared to normal tissue. That higher specificity is expected to increase the therapeutic window by lowering the potential risk of side effects and positively impacting treatment efficacy. Additionally, the target’s expression profile makes this membrane protein a promising candidate for antibody-drug conjugate-based therapies.

Neurodegenerative Diseases

In addition to its role in oncology, the target plays a vital role in the nervous system by enhancing neuronal development, survival, protection, and function. Alzheimer’s and other neurodegenerative diseases are associated with reduced expression levels of the target and impaired receptor signaling. Stimulating intracellular target signaling using agonistic antibodies is an appealing therapeutic approach to suppress disease progression with an expectedly higher safety profile than less-selective small molecules. Such therapeutic strategy requires blood-brain-barrier passage which can be facilitated by a bi- or multi-specific antibody format, including an antibody fragment that induces transport over the blood-brain-barrier upon binding.

Talem’s Pipeline

As the different clinical application options for TATX-112 antibodies require a functionally diversified set of lead candidates and antibody format flexibility, Talem relied on two of IPA’s proprietary target-enrichment antibody discovery platforms, B cell Select™ and DeepDisplay™. Following selection of both target-reactive B cells from target immunized chicken and human scFvs from IPA’s in-house phage libraries, 50 sequence-unique antibodies of particular interest were prioritized for more in-depth characterization to bin antibodies for further (indication-specific) clinical development.

In addition to TATX-112, Talem is continuing development efforts of its other potential products leveraging its pipeline of highly differentiated therapeutic antibody programs for the potential treatment of various disease areas, including heart disease, inflammation, infectious diseases and cancer. The Company’s most advanced development program, TATX-03 (“anti-SARS PolyTope”), is a fully human, synergistic, antibody cocktail containing potently neutralizing antibodies against non-overlapping epitopes on SARS-CoV-2.

“Generating a diversified anti-target antibody panel during the discovery phase is key to a successful therapeutic lead campaign, in particular for programs that are aimed at obtaining antibodies with different modes of action,” stated ImmunoPrecise President and CEO, Dr. Jennifer Bath. Leveraging our robust target-enrichment antibody discovery technologies, B cell Select™ and DeepDisplay™, we discovered a highly sequence diverse pool of anti-target antibodies, which allows proper down-selection of the best-performing lead candidates for further development, thereby increasing the chance of successful clinical application.”

About B cell Select™

IPA’s B cell Select™ platform enables the interrogation of a greater diversity of an antibody repertoire. By interrogating isolated B cells, IPA can analyze full organism repertoires with very little manipulation. This proprietary platform is species independent allowing for the generation of antibodies from samples not possible using other methods. B cell Select™ has the potential to develop antibodies from any species (including humans) as well as from any tissue. As the platform explores the entire antibody repertoire, it provides the opportunity to develop antibodies for anything that is possible in an animal’s immune repertoire including any protein class, complex therapeutic targets, post-translational modifications, and small molecules.

The B cell Select™ platform enables the interrogation of 10 million blood cells to generate native monoclonal antibodies from immunized animals that specifically target an antigen. The B cell Select™ process takes place early in the antibody development process allowing for the rapid selection of top candidates, drastically increasing the success rate of antibody discovery. The platform also harnesses the power of the immune system to generate natural pairing of the antibodies produced by selected B cells.

About DeepDisplay™

IPA’s DeepDisplay™ is a phage display approach based on building custom immune libraries from multiple species, including transgenic animals, or the selection of antigen-specific recombinant antibody fragments from our proprietary human or llama phage libraries. Our libraries have been made from human patient and naïve (scFv) repertoires, as well as from naïve llama (VHH) repertoires. Custom immune libraries are prepared from blood, spleen, lymph nodes, and bone marrow of immunized animals or humans and capture the entire immune repertoire for panning, rescue, and identification of unique antibodies with pre-specified characteristics.

About ImmunoPrecise Antibodies Ltd.

IPA is an innovation-driven, technology platform company that supports its pharmaceutical and biotechnology company partners in their quest to discover and develop novel, therapeutic antibodies against all classes of disease targets. The Company aims to transform the conventional, multi-vendor, product development model by bringing innovative and high-throughput, data-driven technologies to its partners, incorporating the advantages of diverse antibody repertoires with the Company’s therapeutic antibody discovery suite of technologies, to exploit antibodies of broad epitope coverage, multiple antibody formats, valency and size, and to discover antibodies against multiple/rare epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s a TATX-112 for use in oncology or neurodegenerative diseases (including the potential to increase the therapeutic window by lowering the potential risk of side effects and increasing efficacy against tumors and otherwise providing a higher safety profile than less-selective small molecules), the potential for TATX-03 to be used against SARS-CoV-2 and the potential of our B cell Select™ and DeepDisplay™ platforms. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, TATX-112 and TATX-03 and have not yet been tested in humans and the Company may not be successful in developing those antibody cocktails or others developed using its B cell Select™ and DeepDisplay™ platforms through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, to be successful in partnering or commercializing its products, the coverage and applicability of the Company’s intellectual property rights to its antibodies, as well as those risks discussed in the Company’s Annual Information Form dated November 16, 2020 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated December 28, 2020 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Contacts

Investors: Frédéric Chabot, Phone: 1-438-863-7071, Email: fchabot@immunoprecise.com